Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 3, 2018 and is supplementary to, and should be read in conjunction with, Pembina's condensed consolidated unaudited financial statements for the period ended March 31, 2018 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2017. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been approved by Pembina's Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures".

Readers should refer to page 29 for a list of abbreviations that may be used in this MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

•	Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;

•	Diversify by providing integrated solutions which enhance profitability and customer service;

•	Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and

•	Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division, as described in their respective sections of this MD&A.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

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Acquisition of Veresen Inc. ("Veresen")

On October 2, 2017, Pembina completed its acquisition of Veresen by way of a plan of arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) (the "Acquisition"). Total consideration of $6.4 billion was comprised of $1.5 billion in cash, $4.4 billion of Pembina common shares and $522 million of Pembina preferred shares.

Changes in Reporting

Over the past few years, Pembina has experienced transformational growth. Since the beginning of 2015, the Company has placed approximately $8 billion of new projects into service. Furthermore, in 2017 the Company completed a multi-billion dollar corporate acquisition. Given the enhanced scale and scope of Pembina's business and considering the future needs of both the Company and the energy industry, Pembina's management structure was reorganized, effective January 1, 2018, into three Divisions: Pipelines, Facilities and Marketing & New Ventures ("Corporate Reorganization").

Accordingly, the Company's financial reporting format has changed to better align with the new structure. The new organizational structure and reporting format provides a number of benefits including consistency between how Pembina's business is managed and how results are reported; the placement of like assets together within the same reporting segment; the creation of centres of excellence, which will increase reliability and cost efficiencies; and the establishment of a separate reporting segment for Pembina's commodity marketing activities and the development of larger-scale, value-chain extension projects.

Pembina also adopted IFRS 15 Revenue from Contracts with Customers retrospectively, effective January 1, 2018. While this change is not currently expected to have a material impact on annual revenue recognition, it is expected to result in a change in timing for quarterly revenue recognition with lower revenue in the first and second quarters and higher revenue in the third and fourth quarters. For the quarter ending March 31, 2018, $30 million of revenue which would have been recognized in the quarter under previous accounting principles has been deferred as a result of the adoption of the new standard and $1 million was recognized in 2018 that under previous accounting policies would have been recognized in 2017.

Financial results reported for all periods commencing on or after January 1, 2017 have been restated to reflect the reorganization and adoption of IFRS 15.

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Financial & Operating Overview

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2018	2017
Revenue	1,837	1,480
Net revenue(1)	719	549
Operating expense	150	107
Realized loss on commodity-related derivative financial instruments	18	40
Share of profit of investments in equity accounted investees	76
Depreciation and amortization included in operations	89	79
Unrealized gain on commodity-related derivative financial instruments	(30)	(53)
Gross profit	568	376
General and administrative expenses (excluding corporate depreciation)	53	55
Net finance costs	59	30
Current income tax expense	22	12
Deferred tax expense	93	67
Earnings	330	210
Earnings per common share – basic and diluted (dollars)	0.59	0.48
Cash flow from operating activities	498	326
Cash flow from operating activities per common share – basic (dollars)(1)	0.99	0.82
Adjusted cash flow from operating activities(1)	530	308
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.05	0.77
Common share dividends declared	272	191
Dividends per common share (dollars)	0.54	0.48
Preferred share dividends declared	30	19
Capital expenditures	324	709

Proportionately Consolidated Financial Overview(2)
Total Volume (mboe/d)(3)	3,266	2,371
Operating Margin(1)	757	407
Adjusted EBITDA(1)	688	358
(1)	Refer to "Non-GAAP Measures".
(2)	Refer to "Proportionately Consolidated Overview".
(3)	Total sales and revenue volumes. Revenue volumes are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes have been restated to reflect the Corporate Reorganization.

Financial Overview

Pembina delivered strong financial and operational results in the first quarter of 2018. Revenue in the first quarter of 2018 was $1.8 billion compared to $1.5 billion for the same period in 2017. The increase in revenue for the quarter was driven by increased sales volume, and improved NGL and crude oil market prices in the Marketing and New Ventures Division and a larger asset base and the Veresen Acquisition, which together, generated higher revenue volumes in the Pipelines and Facilities Divisions. Net revenue (revenue less cost of goods sold including product purchases) was $719 million for the first quarter of 2018 compared to $549 million in the same period of 2017. This increase was driven by higher revenue from new assets being placed into service and assets acquired through the Veresen Acquisition.

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Operating expenses were $150 million for the first quarter of 2018 compared to $107 million during the same period of 2017. This increase was predominantly driven by a larger asset base which resulted in higher power and labour expenses partially offset by lower integrity spending.

Share of profit of investments in equity accounted investees represents net earnings from investments in equity accounted investees primarily including Alliance, Ruby, Aux Sable and Veresen Midstream. Share of profit of investments in equity accounted investees was $76 million in the first quarter of 2018, driven primarily from results from Alliance and Ruby which were acquired in the fourth quarter of 2017.

Depreciation and amortization included in operations during the first quarter of 2018 was $89 million compared to $79 million for the same period in 2017. This increase was largely the result of the year-over-year growth in Pembina's asset base with the system expansions in the Pipelines Division and new fractionation facilities and gas processing plants in the Facilities Division.

Gross profit for the first quarter of 2018 was $568 million compared to $376 million during the first quarter of 2017. This increase includes $168 million increase in the Pipelines Division, $41 million increase in the Facilities Division and $13 million decrease in Marketing and New Ventures. The Pipelines and Facilities Divisions increases were driven primarily by the Acquisition and stronger performance resulting from increases in volume and revenues due to new assets placed into service within these businesses.

For the three-month period ended March 31, 2018, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $53 million compared to $55 million during the comparable period of 2017. This decrease was largely due to a decrease in Pembina's share price which impacted the measurement of the Company's compensation plan liabilities combined with decreased rent expense in the current year, partially offset by increased staff to support the growth in the Company's asset base.

Net finance costs incurred during the first quarter of 2018 were $59 million compared to $30 million for the same period in 2017. This increase was primarily due to increased interest expense driven by higher loans and borrowings, reduced capitalization of borrowing costs as significant assets have come into service and increased losses on non-commodity related financial derivatives, partially offset by fluctuations in the fair value of the convertible debentures conversion feature and increased foreign exchange gains.

Income tax expense for the first quarter of 2018 totaled $115 million, including current tax expense of $22 million and deferred tax expense of $93 million, compared to income tax expense of $79 million in the same period of 2017, including current tax expense of $12 million and deferred tax expense of $67 million. Current tax expense for the first quarter of 2018 was higher than the comparable period in 2017 mainly due to higher taxable income allocations from partnerships in Pembina's corporate structure. Deferred tax expense for the first quarter of 2018 was higher than the comparable period in 2017 due to higher earnings before taxes in equity-accounted investments and partnerships that are taxable in the subsequent year.

The Company's earnings were $330 million during the first quarter of 2018 compared to $210 million in the same period of 2017. The increase was primarily a result of higher gross profit partially offset by increased tax expense and net finance costs. Earnings attributable to common shareholders, net of dividends attributable to preferred shareholders, during the first quarter of 2018 were $300 million ($0.59 per common share - basic and diluted) and $190 million in the first quarter of 2017 ($0.48 per common share – basic and diluted).

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Cash flow from operating activities for the quarter ended March 31, 2018 was $498 million ($0.99 per common share – basic) compared to $326 million ($0.82 per common share – basic) during the first quarter of 2017. This increase was primarily due to higher gross profit and higher distributions from investments in equity accounted investees acquired through the Acquisition, partially offset by higher taxes paid and interest paid combined with a decreased change in non-cash working capital.

Adjusted cash flow from operating activities for the first quarter of 2018 was $530 million ($1.05 per common share – basic) compared to $308 million ($0.77 per common share – basic) during the first quarter of 2017. Increased cash flow from operating activities (net of changes in non-cash working capital) was partially offset by increased current tax expense, additional preferred share dividends and accrued share-based payments expense.

Relative to the first quarter of 2017, the first quarter of 2018 per common share metrics were also impacted by increased common shares outstanding due to the Acquisition.

Capital expenditures were $324 million in the first quarter of 2018 as compared to $709 million during the same period in 2017. The majority of spending in both 2018 and 2017 related to Pembina's expansion programs. Please refer to disclosure under the heading "Capital Expenditures" in this MD&A for further detail.

Proportionately Consolidated Overview(1)

Total volumes were 3,266 mboe/d in the first quarter of 2018 as compared to 2,371 mboe/d in the same period in the prior year. See table below under "Financial and Operational Overview by Division" for a breakdown by operating segment.

During the first quarter of 2018, operating margin increased by 86 percent to $757 million compared to $407 million in the first quarter of 2017. This increase is largely a result of the Acquisition and increases in volume and revenues due to new assets placed into service.

Pembina generated Adjusted EBITDA of $688 million during the first quarter of 2018 compared to $358 million for the same period in 2017. This 92 percent increase was due to increased operating margin as noted above.

(1) Refer to "Non-GAAP Measures".

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Financial and Operational Overview by Division

	3 Months Ended March 31 (unaudited)
	2018			2017(3)
($ millions, except where noted)	Volumes (2)	Gross Profit	Operating Margin(1)	Volumes (2)	Gross Profit	Operating Margin (1)
Pipelines Division	2,424	294	416	1,667	126	165
Facilities Division	842	143	225	704	102	140
Marketing & New Ventures Division		133	118		146	100
Corporate		(2)	(2)		2	2
Total	3,266	568	757	2,371	376	407
(1)	Refer to "Non-GAAP Measures".
(2)	Pipelines and Facilities Divisions are revenue volumes which are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes have been restated to reflect the Corporate Reorganization.
(3)	Financial results reported for all periods commending on or after January 1, 2017 have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

Pipelines Division

3 Months Ending March 31 (unaudited)
($ millions, except where noted)	2018	2017(4)
Financial Overview
Revenue(3)	353	244
Operating expenses(3)	85	78
Realized loss on commodity-related derivative financial instruments		1
Share of profit from equity accounted investees	75
Depreciation and amortization included in operations	49	39
Gross profit	294	126
Capital expenditures	266	527
Proportionately Consolidated Financial Overview(1)
Revenue Volume (mboe/d)(2)	2,424	1,667
Operating Margin(1)(3)	416	165
(1)	Refer to "Non-GAAP Measures".
(2)	Revenue volumes are physical plus volumes recognized from take-or-pay commitments.
(3)	Includes inter-Division transactions. See note 12 of the Interim Financial Statements.
(4)	Financial results reported for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

	3 Months Ended March 31 (unaudited)
	2018			2017(2)
($ millions, except where noted)	Volumes(3)	Gross Profit	Operating Margin(1)	Volumes(3)	Gross Profit	Operating Margin (1)
Pipelines Division
Conventional Pipelines	766	168	202	617	87	115
Transmission Pipelines	584	95	176	35	5	11
Oil Sands Pipelines	1,074	31	38	1,015	34	39
Total	2,424	294	416	1,667	126	165
(1)	Refer to "Non-GAAP Measures".
(2)	Financial results reported for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.
(3)	Revenue volumes which are physical plus volumes recognized from take-or-pay commitments. Volumes are mboe/d and have been restated to reflect the Corporate Reorganization.

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Pembina Pipeline Corporation

Business Overview

The Pipelines Division has over 18,000 kms of pipelines with a total capacity of approximately 3 million barrels of oil equivalent per day serving various markets and basins across North America. The Pipelines Division is comprised of Pembina's conventional, transmission and oil sands pipeline assets. The primary objectives of the Division are to provide safe, responsible, reliable and cost-effective transportation services for customers; pursue opportunities for increased throughput; maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes; provide solutions to our customers; grow revenue; and follow a disciplined approach to operating expenses.

Pembina's conventional pipeline assets comprise a strategically located network of approximately 9,000 kms of pipelines and related infrastructure including various hubs and terminals. This network transports crude oil, condensate and natural gas liquids ("NGL") across much of Alberta and parts of British Columbia. The contracts for conventional pipelines are fee-for-service in nature, but vary in their structure, and include both firm and non-firm contracts and varying levels of take-or-pay commitments.

Pembina's oil sands assets include approximately 2,400 kms of pipelines and related infrastructure. Service is provided predominantly under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from these assets is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in certain operating expenses, actual throughput or commodity prices.

Pembina's transmission pipeline assets have developed through the strategic acquisition of key natural gas and specification ethane transportation infrastructure assets, positioned in some of the most prolific gas producing regions in western Canada and the United States. Currently, Pembina has interests in approximately 7,000 kilometers of transmission pipelines providing customers with access to premium markets primarily on a fee-for-service basis under long-term contracts.

As part of the Corporate Reorganization, the following assets have been reclassified:

•	Vantage Pipeline has been reclassified from a conventional asset to a transmission asset within the Pipelines Division;

•	the Swan Hills System has been reclassified from a conventional asset to an oil sands asset within the Pipelines Division;

•	the Canadian Diluent Hub ("CDH") and the Edmonton North Terminal ("ENT") have been reclassified from the former Midstream operating segment to conventional assets within the Pipelines Division; and

•	the Alberta Ethane Gathering System, Ruby Pipeline and Alliance Pipeline, all formerly reported under the Veresen operating segment, are now transmission assets included in the Pipelines Division.

All other assets comprising the previous Conventional and Oil Sands Pipelines operating segments are also included in the Pipelines Division (as conventional or oil sands pipelines assets, respectively). All financial and operating results in this MD&A for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization.

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Pembina Pipeline Corporation

Operational Overview

During the first quarter of 2018, Pipelines Division's revenue volumes averaged 2,424 mboe/d, an increase of 45 percent compared to the same period of 2017, when revenue volumes were 1,667 mboe/d. Higher volumes as a result of system expansions were realized on Pembina's Peace and Northeast B.C. pipeline systems, namely the Phase III pipeline expansion ("Phase III Expansion"), as well as the Northeast B.C. pipeline expansion (the "NEBC expansion"), which were place into service in the second and fourth quarters of 2017, respectively, and increased capacity at the initiating pump station on the Horizon Pipeline which was placed into service in the third quarter of 2017. In addition, Pembina acquired the Alberta Ethane Gathering System ("AEGS") and equity investments in Alliance and Ruby through the Acquisition which accounted for an increase of 541 mboe/d average revenue volumes (net to Pembina) in the first quarter of 2018 as compared to the same period of 2017. Certain volumes from integrated pipeline assets have been excluded from the calculation to avoid double counting.

Financial Overview

During the first quarter of 2018, Pipelines Division generated revenue of $353 million, 45 percent higher than the $244 million generated in the same quarter of the previous year. This increase resulted from higher revenue volumes as discussed above as well as increased posted tolls on some systems. For the quarter ending March 31, 2018, revenue and operating margin of $27 million has been deferred as a result of the adoption of the IFRS 15 Revenue standard, see "Changes in Accounting Policies".

During the first quarter of 2018, operating expenses of $85 million were $7 million higher than those recognized in the first quarter of 2017. This increase was primarily the result of higher power costs, higher field maintenance spending to support Pembina's pipeline system expansions and higher labour expenses associated with increased headcount, partially offset by lower integrity spending primarily due to reduced activity associated with integrity management program scheduling.

Share of profit of investments in equity accounted investees totaled $75 million in the first quarter of 2018, compared to nil in the first quarter of the prior year. Pembina's share of profit from Alliance pipeline during the period totaled $46 million. Revenue volumes for Alliance of 1,760 MMcf/d gross (880 MMcf /d net) during the period benefited from high demand on daily firm and interruptible services driven by favorable weather conditions. Ruby pipeline generated share of profit for the period of $28 million which represents the dividend received associated with the Company's preferred interest. Ruby has long-term take-or-pay contracts in place for approximately 1,068 MMcf/d gross (534 MMcf/d net), or 71 percent, of the pipeline's capacity. The remaining $1 million of share of profit is derived from other investments in equity accounted investees.

Depreciation and amortization included in operations during the first quarter of 2018 was $49 million compared to $39 million recognized during the same period of the prior year. The increase in 2018 was due to additional in-service assets relating to Pembina's conventional asset system expansions.

For the three months ended March 31, 2018, gross profit was $294 million compared to $126 million for the same period in 2017. This increase was due to higher revenue and share of profit of investments in equity accounted investees, partially offset by increased operating expense and depreciation and amortization included in operations.

Capital expenditures for the first quarter of 2018 totaled $266 million compared to $527 million for the same period in 2017. The majority of this spending is related to Pembina's ongoing pipeline expansion projects, some of which are described below, including clean-up costs for assets already placed into service.

Proportionately Consolidated Financial Overview

Based on proportionate consolidation accounting for Investments in Equity Accounted Investees, operating margin was $416 million in the first quarter of 2018 compared to $165 million for the same period of 2017. This increase was due to the same factors impacting gross profit noted above combined with the acquisition of equity investments in Alliance and Ruby in the fourth quarter of 2017. Operating margin derived from Alliance, Ruby and other investments (on a proportionately consolidated basis) was $98 million, $48 million and $2 million, respectively, in the first quarter of 2018. See "Non-GAAP Measures".

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New Developments

The Company's conventional pipelines business has continued to receive customer demand for its transportation services which has resulted in a significant and ongoing build-out of its pipeline systems to support the production growth in the Montney, Duvernay and Deep Basin resource plays.

Pembina's Phase IV expansion ("Phase IV") is tracking on budget and on schedule with construction anticipated to begin in the second quarter. Phase IV is expected to be placed into service in late 2018 and will add approximately 180 mbpd of capacity between Fox Creek and Namao, Alberta.

The Company's Phase V expansion ("Phase V"), which will add approximately 260 mbpd of capacity between Lator and Fox Creek, Alberta, continues to trend on budget and on schedule and is expected to be placed into service in late 2018.

Due to continued strong customer demand for its transportation services, Pembina announced today that it is proceeding with its Phase VI Peace Pipeline expansion ("Phase VI") which will include: upgrades at Gordondale; Alberta; a 16-inch pipeline from LaGlace to Wapiti, Alberta and associated pump station upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. The approximately $280 million Phase VI expansion is anticipated to be in service in early 2020, subject to environmental and regulatory approvals.

On March 28, Pembina announced that Alliance, of which it owns a 50 percent interest, has commenced a two-month open season for an incremental 400 MMcf/d of firm service capacity commitments through the addition of compression and other facilities. Subject to regulatory and environmental approvals and the results of the open season, the project is expected to be placed into service in the fourth quarter of 2021 for a total capital cost of approximately $2 billion ($1 billion net) and would be backstopped by long-term, take-or-pay contracts.

Pembina, together with Enbridge Income Fund, the other 50 percent owner of Alliance, have announced plans to convert the operation and administration of Alliance into an owner-operator model. The new operating model is expected to be in place by mid-2018 and will have a number of benefits, including creating strategic alignment that will result in improved efficiencies by being part of a larger organization.

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Facilities Division

3 Months Ending March 31 (unaudited)
($ millions, except where noted)	2018	2017(4)
Financial Overview
Revenue (3)	329	231
Net revenue (1)(3)	248	188
Operating expenses(3)	65	53
Share of loss from equity accounted investees	(5)
Depreciation and amortization included in operations	35	33
Gross profit	143	102
Capital expenditures	38	177
Contributions to equity accounted investees	58
Proportionately Consolidated Financial Overview(1)
Total Volume (mboe/d)(2)	842	704
Operating Margin(1)(3)	225	140
(1)	Refer to "Non-GAAP Measures".
(2)	Revenue volumes which are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Includes inter-Division transactions. See note 12 of the Interim Financial Statements.
(4)	Financial results reported for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

	3 Months Ended March 31 (unaudited)
	2018			2017(3)
($ millions, except where noted)	Volumes(2)	Gross Profit	Operating Margin(1)	Volumes(2)	Gross Profit	Operating Margin (1)
Facilities Division
Gas Services	636	66	130	545	56	75
NGL Services	206	77	95	159	46	65
Total	842	143	225	704	102	140
(1)	Refer to "Non-GAAP Measures".
(2)	Revenue volumes which are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes have been restated to reflect the Corporate Reorganization.
(3)	Financial results reported for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

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Pembina Pipeline Corporation

Business Overview

The Facilities Division includes processing and fractionation facilities and related infrastructure that provide Pembina's customers with natural gas and NGL services.

Pembina's operations include natural gas gathering and processing assets, which are strategically positioned in active condensate and NGL-rich areas of the Western Canada Sedimentary Basin ("WCSB"), and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The majority of condensate and NGL extracted through these facilities are transported by assets in Pembina's Pipelines Division. A significant portion of the volumes are further processed at Pembina's fractionation facilities. In total, Pembina has 19 gas processing facilities1 and approximately 6 billion cubic feet per day of net gas processing capacity1.

Additionally, the Facilities Division includes NGL fractionation, cavern storage, and terminalling (loading and off-loading services) facilities. These facilities are fully integrated with the Company's Pipelines Division and other assets, providing customers across the WCSB and North America with the ability to contract for more than one service with Pembina and access a comprehensive suite of services to enhance the value of their hydrocarbons. In total, Pembina has 5 fractionation facilities1 and 286 mmboe/d of net fractionation capacity1.

As part of the Corporate Reorganization, the following assets have been reclassified:

•	the Empress NGL Extraction Facility and the Younger NGL Extraction Facility have been reclassified from the former Midstream operating segment to gas services assets within the Facilities Division; and

•	Veresen Midstream, which was previously reported under the Veresen operating segment, is now classified as a gas services asset included in the Facilities Division.

All other assets comprising the previous Gas Services and Midstream operating segments are also included in the Facilities Division other than CDH and ENT (which are in the Pipelines Division) and commodity marketing activities, which are in the Marketing and New Ventures Division. All financial and operating results in this MD&A for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization.

Operational Performance

Gas processing revenue volumes were 3,816 million MMcf/d (636 mboe/d) during the first quarter of 2018, 17 percent higher than the 3,270 MMcf/d (545 mboe/d) recorded during the first quarter of 2017. This increase was due to the startup of the Duvernay I gas plant and acquisition of Veresen Midstream in the fourth quarter of 2017 as well as higher realized revenue volumes at Empress, Kakwa River and Resthaven. These increases were partially offset by decreased volumes at Younger and the Cutbank Complex. NGL services revenue volumes averaged 206 mboe/d in the first quarter of 2018 compared to 159 mboe/d recognized during the same period in 2017. The increase in NGL services revenue volumes was largely a result of increased volumes from RFS III which was place into service on June 30, 2017.

Certain volumes from the integrated facilities assets have been excluded from the total calculation to avoid double counting.

(1)	Includes Aux Sable capacity, as further described below. The financial and operational results for Aux Sable are included in the Marketing and New Ventures Division. Excludes projects Under Development.

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Financial Overview

Facilities Division realized $329 million in revenue during the first quarter of 2018 compared to $231 million in the first quarter of 2017. This 42 percent increase was due to increased volumes at RFS III and the infrastructure that supports the North West Redwater Partnership's refinery which were placed into service on June 30, 2017 and December 1, 2017, respectively, as well as the startup of the Duvernay I gas plant in the fourth quarter of 2017. Partially offsetting these increases was the receipt of a $10 million non-recurring customer receivership settlement recognized in the first quarter of 2017. For the quarter ending March 31, 2018, revenue and operating margin of $3 million has been deferred as a result of the adoption of the IFRS 15 Revenue standard. See "Changes to Accounting Principles".

During the first quarter of 2018, Facilities Division incurred operating expenses of $65 million compared to $53 million in the first quarter of 2017. This increase was predominantly due to increased power, repairs and maintenance and labour as a result of the addition of facilities and associated expenses as noted above. In addition, the Facilities Division incurred a one-time transition charge of $3 million in the first quarter of 2018 in respect of the Company becoming the operator of the Younger facility effective April 1, 2018.

Share of loss of investments in equity accounted investees totaled $5 million for the first quarter of 2018 compared to nil in the first quarter of 2017. The $5 million share of loss of investments in equity accounted investees is primarily a result of a $6 million loss attributable to Veresen Midstream due to interest expense and depreciation. Veresen Midstream's volumes during the period were positively impacted from the early startup of the Sunrise and Tower facilities in September 2017 and the Saturn I facility on November 1, 2017. In the fourth quarter of 2017, Veresen Midstream negotiated a reduction in pricing on its outstanding debt facilities resulting in a gain of $24 million, net to Pembina, that was recorded during the prior year. The reduced interest rate results in lower cash interest costs, but interest expense will continue to be recorded at the original effective interest rate on the debt.

Depreciation and amortization included in operations during the first quarter of 2018 totaled $35 million compared to $33 million during the same period in the prior year. This increase was primarily attributable to the addition of the Duvernay Complex in late 2017.

For the three months ended March 31, 2018, gross profit was $143 million compared to $102 million in the same period of 2017. The increase year-over-year was primarily due to higher net revenue, partially offset by increased operating expense, share of loss of investments in equity accounted investees and depreciation and amortization included in operations.

Capital expenditures for the first quarter of 2018 were $38 million compared to $177 million for the same period of 2017. Capital spending in 2018 was largely to progress construction on the Burstall Ethane Storage, Duvernay II (defined below under "New Developments") and on the progression of the liquefied petroleum gas export terminal. See further discussion under "New Developments" below. In 2017, capital spending was largely to progress the development in the Duvernay area as well as the construction of RFS III.

Proportionately Consolidated Financial Overview

Facilities Division realized operating margin, based on proportionate consolidation accounting for Investments in Equity Accounted Investees, of $225 million in the first quarter of 2018 compared to $140 million during the same period of the prior year. This increase was the result of the factors discussed above as well as due to the acquisition of the equity investment in Veresen Midstream (on a proportionately consolidated basis) in the fourth quarter of 2017. See "Non-GAAP Measures".

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Pembina Pipeline Corporation

New Developments

Pembina continues to progress construction of its 100 MMcf/d sweet gas shallow cut processing facility, 30,000 barrels per day condensate stabilization facility and other associated infrastructure located at the Company's Duvernay Complex ("Duvernay II"). The facilities are under 20-year term contracts with a combination of fee-for-service and fixed-return arrangements. The majority of long lead items have been purchased and the project is tracking on budget and on schedule. Subject to regulatory and environmental approvals, which are expected in May 2018, this project has an expected in-service date of mid-to-late 2019.

As previously disclosed, on April 1, 2018, Pembina became the operator of the Company's Younger facility, which was operated by its joint interest partner.

Veresen Midstream, in which Pembina owns a 46.2 percent interest, is continuing to progress the development of its North Central liquids hub ("North Central Liquids Hub") which will provide separation and stabilization of condensate volumes to support operations of the Cutbank Ridge Partnership (a third-party exploration and production joint venture) within the Montney formation. The North Central Liquids Hub is expected to be placed into service in late 2018 and is currently trending under budget and ahead of schedule.

As previously announced, in January 2018, Veresen Midstream placed its second 200 MMcf/d gross (93 MMcf/d net) Saturn gas processing facility into service ahead of schedule and under budget. In support of the liquids-rich Montney resource play development, Veresen Midstream has placed 1 bcf/d (gross) of gas processing capacity into service over late 2017 and early 2018.

Pembina is continuing the development of its liquefied petroleum gas ("LPG") export terminal (the "Prince Rupert Terminal"). The Prince Rupert Terminal is located on Watson Island, British Columbia and is expected to have a permitted capacity of approximately 25,000 barrels per day of LPG. The LPG supply will primarily be sourced from the Company's Redwater fractionation complex. Pembina continues to progress stakeholder consultation, permitting and detailed engineering work. The Prince Rupert Terminal is anticipated to be in service mid-2020, subject to regulatory and environmental approvals.

As previously announced, Pembina will construct new fractionation and terminalling facilities at the Company's Empress, Alberta extraction plant (the "Empress Expansion") for a total expected capital cost of approximately $120 million. The Empress Expansion includes adding approximately 30,000 bpd of propane-plus fractionation capacity as well as the addition of propane rail loading and butane truck terminalling services to the site. Detailed engineering commenced in April with an anticipated in-service date of late 2020, subject to environmental and regulatory approvals. These facilities will provide the Company with increased NGL volumes and market optionality, as well as enhanced propane supply access which could further support the Company's Prince Rupert export terminal and proposed propane dehydrogenation and polypropylene production facility.

The Company continues to advance the construction of a 1 million barrel ethane storage facility ("Burstall Ethane Storage") located near Burstall, Saskatchewan for a total expected capital cost of approximately $189 million. The Burstall Ethane Storage is underpinned by a 20-year agreement and is tracking on schedule with the expected in service date of late 2018.

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Pembina Pipeline Corporation

Marketing & New Ventures Division

3 Months Ending March 31 (unaudited)
($ millions, except where noted)	2018	2017(3)
Financial Overview
Revenue	1,254	1,067
Cost of goods sold(2)	1,134	928
Net revenue(1)(2)	120	139
Share of profit from equity accounted investees	6
Realized loss on commodity-related derivative financial instruments	18	39
Unrealized gain on commodity-related derivative financial instruments	(30)	(53)
Depreciation and amortization included in operations	5	7
Gross profit	133	146
Capital expenditures	20

Proportionately Consolidated Financial Overview(1)
Total Marketed NGL Volumes (mboe/d)	189	155
Operating Margin(1)(2)	118	100
(1)	Refer to "Non-GAAP Measures".
(2)	Includes inter-Division transactions. See note 12 of the Interim Financial Statements.
(3)	Financial results reported for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

	3 Months Ended March 31 (unaudited)
	2018			2017(3)
($ millions, except where noted)	Volumes(2)	Gross Profit	Operating Margin(1)	Volumes(2)	Gross Profit	Operating Margin (1)
Marketing & New Ventures Division
Marketing	189	133	118	155	146	100
New Ventures
Total	189	133	118	155	146	100
(1)	Refer to "Non-GAAP Measures".
(2)	Marketed NGL volumes.
(3)	Financial results reported for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

Business Overview

The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates.

Pembina seeks to create new markets, and further enhance existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the WCSB and other basins.

Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate and crude oil) and capitalizing on storage opportunities. By contracting capacity on Pembina's and various third-party pipelines and utilizing the Company's rail fleet and rail logistics capabilities, the Marketing business is able to add incremental value to the commodities. Marketing activities also include identifying commercial opportunities to further develop other Pembina assets. Examples of such assets include Pembina's integrated rail fleet and terminalling and storage assets, that were specifically developed to support getting marketed volumes to high value markets across North America.

The Marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Operating margins are subject to commodity price fluctuations, product differentials, location basis differentials and total volumes.

Pembina's Marketing business also includes results from Aux Sable's NGL extraction facility near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the United States and Canada.

Pembina's New Ventures currently includes the proposed propylene and polypropylene facility ("PDH/PP Facility") and the proposed Jordan Cove LNG project.

As part of the Corporate Reorganization, the following assets have been reclassified:

•	the proposed PDH/PP Facility, previously included in the former Midstream operating segment, is now included in the Marketing & New Ventures Division; and

•	Aux Sable and the proposed Jordan Cove LNG Project, which were both previously reported under the Veresen operating segment, are now included in the Marketing & New Ventures Division.

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Pembina Pipeline Corporation

In addition, Pembina's commodity marketing activities, which were previously reported in the former Midstream operating segment, are now included in the Marketing & New Ventures Division. All financial and operating results in this MD&A for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization.

Financial Overview

Marketing & New Ventures Division realized $1.3 billion in revenue during the first quarter of 2018 compared to $1.1 billion in the first quarter of 2017. The 18 percent increase was due to increased propane, butane, condensate and crude oil market prices and marketed NGL volumes during the current quarter compared to the same period in the prior year. Net revenue (including intercompany transactions) realized during the first quarter of 2018 was $120 million compared to $139 million in the first quarter of 2017. The 14 percent decrease was due to increased cost of goods sold driven by commodity price improvements and increased fee-for-service arrangements for transportation and storage.

Share of profit from Aux Sable totalled $6 million during the first quarter of 2018 compared to nil in the first quarter of 2017 due to the Acquisition, which included Aux Sable. Gross profit recognized by Aux Sable during the period benefited from a recovery in US exports resulting in relatively strong propane plus margins driven by cold weather and a wide Chicago-AECO differential.

Realized losses and unrealized gains on commodity-related financial derivatives during the first quarter of 2018 were $18 million and $30 million, respectively, compared to a realized loss of $39 million and an unrealized gain of $53 million, respectively, in the same periods of 2017. Pembina enters into commodity-related derivative financial instruments to protect margins in changing commodity price environments. The current year loss was predominantly driven by decreases in natural gas prices and increases in the price of propane and butane. Currently, Pembina has hedged approximately 65 percent of the Company's frac spread throughput for 2018 (excluding its interest in Aux Sable).

Depreciation and amortization included in operations during the first quarter of 2018 was $5 million compared to $7 million recognized during the same period of the prior year. Amortization in this Division relates to the amortization of an intangible asset.

For the three months ended March 31, 2018, gross profit was $133 million compared to $146 million for the same period in 2017. This decrease was due to lower net revenue combined with a lower net gain on commodity-related financial instruments.

Capital expenditures for the first quarter of 2018 totaled $20 million, primarily for Jordan Cove, compared to nil for the same period in 2017 prior to the Acquisition of Veresen which included Jordan Cove.

Proportionately Consolidated Financial Overview

Marketing & New Ventures Division realized operating margin, based on proportionate consolidation accounting for Investments in Equity Accounted Investees, of $118 million in the first quarter of 2018 compared to $100 million during the same period of the prior year. This increase was the result of the factors discussed above as well as due to the acquisition of the equity investment in Aux Sable (on a proportionately consolidated basis) in the fourth quarter of 2017. See "Non-GAAP Measures".

New Developments

Pembina continues to progress its proposed liquefied natural gas export terminal in Coos Bay, Oregon, and the related Pacific Connector Gas Pipeline (combined "Jordan Cove") that will transport natural gas from the Malin Hub in southern Oregon to the export terminal.

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Pembina Pipeline Corporation

Canada Kuwait Petrochemical Company ("CKPC") continues to progress front end engineering design ("FEED") for a combined propane dehydrogenation and polypropylene production facility. It is expected that FEED activities will be completed by late 2018, followed by a final investment decision. Pembina and Kuwait's Petrochemical Industries Company K.S.C. (''PIC'') are each 50 percent joint venture partners of CKPC.

Financing Activity

On March 9, 2018, Pembina closed its $1 billion non-revolving term loan ("Term Loan") with certain existing lenders. The Term Loan has been used to partially repay existing amounts drawn under Pembina's $2.5 billion revolving credit facility, thereby providing additional liquidity, flexibility and interest cost savings. The Term Loan has an initial term of three years and is pre-payable at the Company's option. The other terms and conditions of the Term Loan, including financial covenants, are substantially similar to Pembina's $2.5 billion revolving credit facility. Concurrently, Pembina also completed an extension of its $2.5 billion revolving credit facility, which now matures May 31, 2023.

On March 26, 2018, Pembina closed an offering of $400 million of senior unsecured Series 10 medium-term notes (the "Series 10 Notes"). The Series 10 Notes have a fixed coupon of 4.02 percent per annum, paid semi-annually, and mature on March 27, 2028. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 11 medium-term notes (the "Series 11 Notes"). The Series 11 Notes have a fixed coupon of 4.75 percent per annum, paid semi-annually, and mature on March 26, 2048. The net proceeds will be used to repay short-term indebtedness of the Company under its credit facilities, as well as to fund Pembina's capital program and for general corporate purposes.

On March 29, 2018, Ruby Pipeline, L.L.C., in which Pembina owns a 50 percent preferred interest, amended the maturity date of its US$203 million 364-Day Term Loan, originally maturing March 30, 2018, by one year to March 29, 2019. The Term Loan will continue to amortize at US$15.6 million per quarter (US$7.8 million per quarter net to Pembina), beginning March 30, 2018, until a final bullet payment of US$141 million (US$71 million net to Pembina) is payable on the amended maturity date.

Subsequent to quarter end on April 20, 2018 Veresen Midstream successfully amended and extended its Senior Secured Credit Facilities that were originally scheduled to mature on March 31, 2020. Under the term of the amendment and extension reached with a syndicate of lenders, Veresen Midstream increased its borrowing capacity to $200 million under the Revolving Credit Facility and to $2,550 million of availability under the Term Loan A and used the proceeds to repay an existing US$705 million Term Loan B on April 30, 2018. Other terms and conditions in the facilities were modified to reflect the operating nature of the business including modifying the covenant package and increasing the permitted distributions out of Veresen Midstream. The maturity date of the two debt facilities was extended to April 20, 2022.

Liquidity & Capital Resources

($ millions)	March 31, 2018 (unaudited)	December 31, 2017
Working capital(1)	(56)	(128)
Variable rate debt(2)
Bank debt	1,296	1,778
Total variable rate debt outstanding (average of 2.6%)	1,296	1,778
Fixed rate debt(2)
Senior unsecured notes	540	540
Senior unsecured medium-term notes	5,850	5,150
Total fixed rate debt outstanding (average of 4.2%)	6,390	5,690
Convertible debentures(2)	93	95
Finance lease liability	13	12
Total debt and debentures outstanding	7,792	7,575
Cash and unutilized debt facilities	2,583	1,063
(1)	As at March 31, 2018, working capital includes $254 million (December 31, 2017: $256 million) associated with the current portion of loans and borrowings and convertible debentures.
(2)	Face value.

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Pembina Pipeline Corporation

Pembina anticipates its cash flow from operating activities, the majority of which is derived from fee based contracts, will be more than sufficient to meet its short-term operating obligations and fund its targeted dividends. In the short term, Pembina expects to source funds required for capital projects and contributions to investments from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina believes it should continue to have access to additional funds as required. Refer to "Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2017 for more information. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities consist of an unsecured $2.5 billion (December 31, 2017: $2.5 billion) revolving credit facility which includes a $750 million accordion feature and matures in May 2023, an unsecured $1.0 billion non-revolving term loan which matures in March 2021, and an operating facility of $20 million (December 31, 2017: $20 million) due in May 2018 and is typically renewed on an annual basis. The weighted average interest rate on Pembina's credit facilities as at March 31, 2018 was 2.6 percent (March 31, 2017 - 2.4 percent) There are no repayments due over the term of these facilities. As at March 31, 2018, Pembina had $2.6 billion (December 31, 2017: $1.1 billion) of cash and unutilized debt facilities. At March 31, 2018, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $7.8 billion (December 31, 2017: $7.6 billion). Pembina also had an additional $26 million (December 31, 2017: $26 million) in letters of credit issued pursuant to separate credit facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities, including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and credit facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's financial covenants include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio at March 31, 2018
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.35
Revolving unsecured credit facility and non-revolving term loan	Debt to Capital EBITDA to senior interest coverage	Maximum 0.65 Minimum 2.5:1.0	0.35 7.7
(1)	Terms as defined in relevant agreements.

In addition to the table above, Pembina has additional customary covenants on its other senior unsecured notes. Pembina was in compliance with all covenants under its notes and facilities as at March 31, 2018 (December 31, 2017: in compliance).

Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in the Company reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $106 million (December 31, 2017: $110 million) were held at March 31, 2018 primarily in respect of customer trade receivables.

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Pembina Pipeline Corporation

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Pembina targets strong 'BBB' credit ratings. DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Class A Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares is P-3 (High).

Capital Expenditures

	3 Months Ended March 31 (unaudited)
($ millions)	2018	2017
Pipelines Division	266	527
Facilities Division	38	177
Marketing & New Ventures Division	20
Corporate / Other Projects		5
Total	324	709
Contributions to equity accounted investees(2)	58
(1)	Financial results reported for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization.
(2)	Contribution to Veresen Midstream.

For the three months ended March 31, 2018, capital expenditures were $324 million compared to $709 million during the same three-month period of 2017. Pipelines Division's capital expenditures were primarily incurred related to Pembina's ongoing pipeline expansion projects including costs for assets recently placed into service. Facilities Division's capital expenditures were largely to progress construction in the Duvernay region, the Burstall Ethane Storage and on the progression of the LPG export terminal in Prince Rupert.

Contractual Obligations at March 31, 2018

($ millions)	Payments Due By Period
Contractual Obligations(5)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases and other(1)	719	113	205	174	227
Loans and borrowings(2)	11,135	416	2,279	1,455	6,985
Convertible debentures(2)	97	97
Construction commitments(3)	1,304	934	39	18	313
Advances to related parties(4)	121	121
Total contractual obligations(2)	13,376	1,681	2,523	1,647	7,525

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Pembina Pipeline Corporation

(1)	Includes office space, vehicles and over 3,000 rail car leases (supporting future propane transportation in the Marketing Division). The Company has sublet office space and rail cars up to 2027 and has contracted sub-lease payments for a potential of $87 million over the term.
(2)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.
(3)	Excluding significant projects that are awaiting regulatory approval at March 31, 2018 and for which Pembina is not committed to construct.
(4)	Commitments to advance $121 million (US $94 million) to the Company's jointly controlled investment, Ruby Pipeline Holding Company L.L.C.
(5)	Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to ten years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 51 and 72 mpbd each year up to and including 2025. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. The Company has secured between 9 and 64 megawatts per day each year up to and including 2042.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Kaybob/Duvernay II, Phase IV and V expansions, Burstall storage, as well as certain pipeline connections and laterals. Additional commitments exist in relation to assets recently brought into service and other corporate infrastructure. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources".

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.

On May 3, 2018, Pembina's Board of Directors approved a 5.6 percent increase in its monthly common share dividend rate (from $0.18 per common share to $0.19 per common share), commencing with the dividend paid on June 15, 2018.

Preferred Share Dividends

The holders of Pembina's class A preferred shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9, 11, 13 and 21 preferred shares are payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed-rate period for each series of preferred share. Dividends on the preferred shares Series 15, 17 and 19 are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors.

Related Party Transactions

During the first quarter ended March 31, 2018, Pembina advanced $10 million in funds to its jointly controlled investment in CKPC. In addition, during the first quarter ended March 31, 2018, Pembina advanced US$8 million to its jointly controlled investment in Ruby Pipeline Holding Company L.L.C., and has additional commitments to advance US$94 million to the same related party by March 29, 2019.

For the three months ended March 31, 2018, Pembina had no other transactions with related parties as defined in International Accounting Standard 24 – Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and remuneration of key management personnel, including the Board of Directors, in the ordinary course of their employment or directorship agreements.

Critical Accounting Judgments and Estimates

Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2017. The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. Other than accounting estimates and judgments made in connection with the adoption of IFRS 15, there have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2018.

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Pembina Pipeline Corporation

Changes in Accounting Policies

New standards adopted in 2018

Except for the changes as described below, accounting policies as disclosed in Note 4 of the Annual Financial Statements have been applied to all periods consistently.

The Company has retrospectively adopted IFRS 15 Revenue from Contracts with Customers effective January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

a.	Transition

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized, and has replaced IAS 18 Revenue and related interpretations. The Company adopted IFRS 15 at the date of initial application of January 1, 2018, and has applied IFRS 15 retrospectively into 2017, restating the reported comparative period. In determining the restated values, the Company used the practical expedient not to restate contracts that began and ended in the same annual reporting period. No significant impact to the financial statements was identified as a result of the practical expedient applied on transition.

b.	Financial Statement Impacts

An opening Statement of Financial Position at January 1, 2017 has not been presented as the impact of the adoption of IFRS 15 on the opening Statement of Financial Position is immaterial.

The following tables presents the impact of adopting IFRS 15 on the Company's Consolidated Statement of Financial Position, Condensed Consolidated Interim Statement of Earnings and Other Comprehensive Income and the Condensed Consolidated Interim Statement of Cash Flows for the three-month period ended March 31, 2017 for each of the line items affected.

i.	Consolidated Statement of Financial Position

December 31, 2017 ($ millions)	Previously Reported	Adjustments	Restated
Trade payables and accrued liabilities	713	(36)	677
Contract liabilities		44	44
Deficit	(2,075)	(8)	(2,083)

ii.	Condensed Consolidated Interim Statement of Earnings and Other Comprehensive Income

3 Months Ended March 31, 2017 ($ millions)	Previously Reported	Adjustments	Restated
Revenue	1,485	(5)	1,480
Earnings before Income tax	294	(5)	289
Earnings attributable to shareholders	215	(5)	210

iii.	Condensed Consolidated Interim Statement of Cash Flows

3 Months Ended March 31, 2017 ($ millions)	Previously Reported	Adjustments	Restated
Cash provided by (used in)
Operating activities
Earnings	215	(5)	210
Payments received & deferred	6	5	11
Cash flow from operating activities	326		326

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Pembina Pipeline Corporation

c.	Accounting Policies

The details of significant accounting policies under IFRS 15 and the nature of the changes to previous accounting policies under IAS 18 are outlined below.

Take-or-Pay

The Company provides transportation, gas processing, fractionation, terminalling, and storage services under take-or-pay contracts. In a take-or-pay contract, the Company is entitled to a minimum fee for the firm service promised to a customer over the contract period, regardless of actual volumes transported, processed, or stored. This minimum fee can be represented as a set fee for an annual minimum volume, or an annual minimum revenue requirement. In addition, these contracts may include variable consideration for operating costs that are flow through to the customer.

The Company satisfies its performance obligations and recognizes revenue for services under take-or-pay commitments when volumes are transported, processed, or stored. Make-up rights may arise when a customer does not fulfill their minimum volume commitment in a certain period, but is allowed to use the delivery of future volumes to meet this commitment. These make-up rights are subject to expiry and have varying conditions associated with them. Under IFRS 15, when contract terms allow a customer to exercise their make-up rights using firm volume commitments, revenue is not recognized until these make-up rights are used, expire, or management determines that it is remote that they will be utilized. For contracts where no make-up rights exist, revenue is recognized to take-or-pay levels once Pembina has an enforceable right to payment for the take-or-pay volumes. Make-up rights generally expire within a contract year, and the majority of the related contract years follow the calendar year.

Under the previously utilized IAS 18, revenue was recognized based on capacity provided under contracted firm service rather than volumes transported, processed, or stored. This resulted in revenue being recognized to take-or-pay levels once firm service had been provided for all contracts. As a result of IFRS 15 adoption, when customers are transporting, processing, or storing volumes below their take-or-pay commitments early in a contract year, and the customer has the right to exercise their make-up rights against future firm volume commitments, there will be a change to the timing of revenue recognition. In these instances, there will be a deferral of revenue in early quarters of the year, with subsequent recognition occurring in later quarters, once the customer has used its make-up rights or it is determined to be remote that a customer will use them. The change is not currently expected to have a significant impact on annual revenue recognition as the majority of related contracts have make-up rights that expire within a given calendar year and has no impact on cash flows. Where the Company has a right to invoice to take-or-pay levels throughout the contract year, revenue is deferred and a contract liability is recorded for volumes invoiced.

For certain declining rate base cost of service agreements, revenue is recognized using the practical expedient to recognize revenue in an amount equal to the Company's right to invoice as the consideration the Company is entitled to invoice in each period is representative of the value provided to the customer. There is no change to how revenue is recognized for these cost of service contracts under IFRS 15 compared to IAS 18.

When up-front payments or non-cash consideration is received in exchange for future services to be performed, revenue is deferred as a contract liability and recognized over the period the performance obligation is expected to be satisfied. Non-cash consideration is measured at the fair value of the non-cash consideration received. There is no change to how revenue is recognized for these contracts under IFRS 15 compared to IAS 18.

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Pembina Pipeline Corporation

Fee-for-Service

Fee-for-service revenue includes firm contracted revenue that is not subject to take-or-pay commitments and interruptible revenue. The Company satisfies its performance obligations for transportation, gas processing, fractionation, terminalling, and storage as volumes of product are transported, processed, or stored. Revenue is based on a contracted fee and consideration is variable with respect to volumes. Payment is due in the month following the Company's provision of service.

There is no change to how revenue is recognized for fee-for-service revenue under IFRS 15 compared to IAS 18.

Product Sales

The Company satisfies its performance obligation on product sales at the time legal title to the product is transferred to the customer. Certain commodity buy/sell arrangements where control of the product has not transferred to the Company are recognized on a net basis in revenue.

For product sales, revenue is recognized using the practical expedient to recognize revenue in an amount equal to the Company's right to invoice as the consideration the Company is entitled to invoice in each period is representative of the value provided to the customer. There is no change to how revenue is recognized for these product sales under IFRS 15 compared to IAS 18.

d.	Use of estimates and judgments

Judgments

The pattern of revenue recognition is impacted by management's judgments as to the nature of the Company's performance obligations, the amount of consideration allocated to performance obligations that are not sold on a stand-alone basis, the valuation of material rights and the timing of when those performance obligations have been satisfied.

Estimates

In estimating the contract value, management makes assessments as to whether variable consideration is constrained or not reasonably estimable, such that an amount or portion of an amount cannot be included in the estimate of the contract value. In addition, management estimates of the likelihood of a customer's ability to use outstanding make-up rights may impact the timing of revenue recognition.

New Standards and Interpretations Not Yet Adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning after January 1, 2018. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 16 Leases

IFRS 16 Leases is effective for annual periods beginning on or after January 1, 2019. The new standard results in substantially all lessee leases being recorded on the statement of financial position.

The Company intends to adopt IFRS 16 for the annual period beginning on January 1, 2019. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

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Pembina Pipeline Corporation

Controls and Procedures

Changes in Internal Control over Financial Reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP. Management, including the Company's President and CEO and CFO, evaluated the effectiveness of Pembina's disclosure controls and procedures as at March 31, 2018, as required by the Canadian securities regulatory authorities and by the U.S. Securities and Exchange Commission, and concluded that its DC&P are effective.

The Company's internal controls over financial reporting following the Company's acquisition on October 2, 2017, include Veresen's systems, processes and controls, as well as additional controls designed to result in complete and accurate consolidation of Veresen's results. Other than Veresen systems, there has been no change in the Company's internal controls over financial reporting that occurred during the first three months of 2018 that materially affected, or are reasonably likely to materially affect, Pembina's internal controls over financial reporting.

Consistent with the evaluation at December 31, 2017, the scope of the evaluation does not include controls over financial reporting of the assets acquired through the Veresen Acquisition, which the Company acquired on October 2, 2017. Veresen's assets and revenues represented approximately 30 percent and nil percent, respectively of the Company's total assets and revenue as at March 31, 2018. Share of profit from Veresen's equity accounted investees amounted to $75 million in the first quarter of 2018.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2017. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

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Pembina Pipeline Corporation

Selected Quarterly Operating Information

(mboe/d unless stated otherwise)	2018	2017(3)
	Q1	Q4	Q3	Q2	Q1
Average volume(1)(2)
Pipelines Division
Conventional Pipelines revenue volumes	766	796	715	620	617
Transmission Pipelines revenue volumes net	584	567	38	36	35
Oil Sands Pipelines revenue volumes	1,074	1,087	1,087	1,015	1,015
Facilities Division
Gas Services revenue volumes net	636	606	486	485	545
NGL Services revenue volumes net	206	194	188	133	159
Total	3,266	3,250	2,514	2,289	2,371
(1)	Pipelines and Facilities Division are revenue volumes which are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Includes Pembina's proportionate share of results from equity accounted investees.
(3)	2017 volumes have been restated for the Corporate Reorganization and to exclude compression volumes relating to Veresen Midstream. 2016 volumes have been omitted because they have not been restated for the Corporate Reorganization.

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Pembina Pipeline Corporation

Quarterly Financial Information

($ millions, except where noted)	2018	2017				2016 (2)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	1,837	1,716	1,046	1,158	1,480	1,251	970	1,027
Net Revenue(1)	719	709	537	443	549	514	427	429
Operating expenses	150	130	112	101	107	123	109	93
Realized loss (gain) on commodity-related derivative financial instruments	18	42	17	(5)	40	15	1	9
Share of profit of investments in equity accounted investees	76	116
Gross profit	568	555	275	268	376	270	246	248
Earnings for the period	330	445	112	116	210	131	120	113
Earnings per common share – basic (dollars)	0.59	0.83	0.23	0.24	0.48	0.29	0.25	0.25
Earnings per common share – diluted (dollars)	0.59	0.83	0.23	0.24	0.48	0.28	0.25	0.25
Cash flow from operating activities	498	523	302	362	326	286	247	273
Cash flow from operating activities per common share – basic (dollars)(1)	0.99	1.04	0.75	0.90	0.82	0.73	0.63	0.70
Adjusted cash flow from operating activities(1)	530	499	314	275	308	292	250	235
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	1.05	0.99	0.78	0.68	0.77	0.74	0.64	0.60
Common shares outstanding (millions):
Weighted average – basic	503	502	403	401	398	395	392	389
Weighted average – diluted	508	507	404	403	400	397	393	390
End of period	503	503	403	403	400	397	394	391
Common share dividends declared	272	272	205	205	191	190	188	187
Dividends per common share	0.54	0.54	0.51	0.51	0.48	0.48	0.48	0.48
Preferred share dividends declared	30	26	19	19	19	19	20	16
Capital Expenditures	324	314	341	475	709	453	537	380
Contributions to equity accounted investees	58	6		1

Proportionately Consolidated Financial Overview
Operating margin(1)	757	749	414	352	407	379	320	331
Adjusted EBITDA(1)	688	674	370	295	358	342	287	291
(1)	Refer to "Non-GAAP Measures".
(2)	The impacts of IFRS 15 adoption have not been reflected in any of quarterly figures presented above for 2016. See "Changes in Accounting Policies".

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Acquisition of Veresen on October 2, 2017;

•	Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) which has supported increased revenue and sales volumes on Pembina's existing assets in the Pipelines and Facilities Divisions;

•	New large-scale growth projects across Pembina's business being placed into service and the acquisition of the Kakwa River facility (April 2016);

•	A modest commodity market recovery through mid-2016 and 2017;

•	Lower income tax expense following the enactment of U.S. Tax Reform legislation in December 2017;

•	Higher net finance costs associated with debt related to acquisitions and growth projects;

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Pembina Pipeline Corporation

•	Increased common shares outstanding and common share dividends due to: the DRIP, debenture conversions, common share issuance, increases in the common share dividend rate; and

•	Increased preferred share dividends due to additional preferred shares issued.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, Annual Information Forms (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements, can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in, or otherwise accessible through, Pembina's website or other websites, though referenced herein, is not incorporated by reference herein unless otherwise specifically indicated.

Non-GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Comparative figures have been restated for the adjustments made to the definitions.

The intent of non-GAAP measures is to provide additional useful information with respect to Pembina's operational and financial performance to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.

Investors should be cautioned that net revenue, Adjusted EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share and operating margin should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item on the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, Share of Profit of Investments in Equity Accounted Investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the Investments in Equity Accounted Investees. To assist the readers understanding and evaluate the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in equity accounted investees has been included in operating margin and Adjusted EBITDA.

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Pembina Pipeline Corporation

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Marketing & New Ventures Division, to aggregate revenue generated by each of the Company's Divisions and to set comparable objectives.

	3 Months Ended March 31 (unaudited)
($ millions)	2018	2017
Revenue	1,837	1,480
Cost of goods sold, including product purchases	1,118	931
Net revenue	719	549

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, and certain non-cash provisions. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in Adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity investees. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.

	3 Months Ended March 31 (unaudited)
($ millions, except per share amounts)	2018	2017
Earnings attributable to shareholders	330	210
Adjustments to share of profit of investments in equity accounted investees and other	115	4
Net finance costs	59	30
Income tax expense	115	79
Depreciation and amortization	97	84
Unrealized gain on commodity-related derivative financial instruments	(30)	(53)
Impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, and non-cash provisions		4
Transaction costs incurred in respect of acquisitions	2
Adjusted EBITDA	688	358
Adjusted EBITDA per common share – basic (dollars)	1.37	0.90

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Pembina Pipeline Corporation

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended March 31 (unaudited)
($ millions, except per share amounts)	2018	2017
Cash flow from operating activities	498	326
Cash flow from operating activities per common share – basic (dollars)	0.99	0.82
Add (deduct):
Change in non-cash operating working capital	40	(9)
Current tax expense	(22)	(12)
Taxes paid	20	13
Accrued share-based payments	(8)	(13)
Share-based payments	32	22
Preferred share dividends declared	(30)	(19)
Adjusted cash flow from operating activities	530	308
Adjusted cash flow from operating activities per common share – basic (dollars)	1.05	0.77

Operating margin

Operating margin is a non-GAAP measure which is defined as gross profit on a proportionately consolidated basis before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments from assets directly held and proportionate interest in operating margin from investments in equity accounted investees. Pembina's proportionate share of results from investments in equity accounted investees with a preferred distribution is presented in operating margin as a 50 percent common interest. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations and equity investments. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success. For more information see "Investments in Equity Accounted Investees" contained in the Unaudited Supplementary Information contained in the Company's Press Release dated May 3, 2018.

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Pembina Pipeline Corporation

Reconciliation of operating margin to gross profit:

	3 Months Ended March 31 (unaudited)
($ millions)	2018	2017
Revenue	1,837	1,480
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	150	107
Cost of goods sold, including product purchases	1,118	931
Realized loss on commodity-related derivative financial instruments	18	40
Proportionate operating margin from Investments in Equity Accounted Investees(1)	206	5
Operating margin	757	407
Depreciation and amortization included in operations	(89)	(79)
Unrealized gain on commodity-related derivative financial instruments	30	53
Share of profit of investments in equity accounted investees	76
Proportionate operating margin from Investments in Equity Accounted Investees(1)	(206)	(5)
Gross profit	568	376
(1)	Excludes depreciation and amortization included in earnings from investments in equity accounted investees of $83 million, general and administrative expenses of $15 million, finance costs of $42 million and share of earnings in excess of equity of $10 million for a total equity income of $76 million.

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
mbbls	thousands of barrels	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
mmbpd	millions of barrels per day	IFRS	International Financial Reporting Standards
mmbbls	millions of barrels	NGL	Natural gas liquids
mboe/d	thousands of barrels of oil equivalent per day	U.S.	United States
MMcf/d	millions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
bcf/d	billions of cubic feet per day	deep cut	Ethane-plus capacity extraction gas processing capabilities
km	kilometre	shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities

Investments in Equity Accounted Investees:

Alliance	50 percent interest in the Alliance Pipeline;

Ruby	50 percent convertible preferred interest in the Ruby Pipeline which entitles Pembina to a US$91 million distribution per year;

Veresen Midstream	46.2 percent interest (as of March 31, 2018) in Veresen Midstream, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression;

Aux Sable	An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance;

CKPC	50 percent interest in Canadian Kuwait Petrochemical Corporation ("CKPC");

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation; and

Grand Valley	75 percent jointly controlled interest in Grand Valley 1 Limited Partnership ("Grand Valley").

Readers are referred to the Annual Information Form dated February 22, 2018 on www.sedar.com for Project and Asset level descriptions.

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Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•	the future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;
•	the potential future benefits and impacts of the acquisition of Veresen Inc. including the timing of such benefits;
•	anticipated synergies between assets under development, assets being acquired and existing assets of the Company;
•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•	treatment under governmental regulatory regimes in Canada and the U.S. including taxes and tax regimes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Aboriginal, landowner and other stakeholder consultation requirements;
•	Pembina's estimates of and strategy for payment of future abandonment costs and decommissioning obligations, and deferred tax liability;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•	increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•	expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;
•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•	operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;
•	the adoption and impact of new accounting standards;
•	inventory and pricing in North American liquids market;
•	the impact of the current commodity price environment on Pembina; and
•	competitive conditions and Pembina's ability to position itself competitively in the industry.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding pension plan;
•	future operating costs including geotechnical and integrity costs being consistent with historical costs;
•	oil and gas industry compensation levels remaining consistent;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•	the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal and landowner consultation requirements;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	the failure to realize the anticipated benefits of the Acquisition following closing due to the factors set out herein, integration issues or otherwise;
•	reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•	actions by joint venture partners or other partners which hold interests in certain of Pembina's assets.
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;
•	constraints on, or the unavailability of adequate infrastructure;
•	changes in the political environment, in North America and elsewhere, and public opinion;
•	ability to access various sources of debt and equity capital;
•	changes in credit ratings;
•	technology and security risks;
•	natural catastrophe; and
•	the other factors discussed under "Risk Factors" herein and in Pembina's AIF for the year ended December 31, 2017. Pembina's AIF is available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	March 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents		359	321
Trade receivables and other		527	529
Inventory		134	168
Derivative financial instruments		12	4
		1,032	1,022
Non-current assets
Property, plant and equipment	5	13,787	13,546
Investments in equity accounted investees	6	6,336	6,229
Intangible assets and goodwill		4,706	4,714
Advances to related parties		66	42
Other assets		11	13
		24,906	24,544
Total Assets		25,938	25,566
Liabilities and Equity Current liabilities
Trade payables and accrued liabilities		632	677
Loans and borrowings	7	162	163
Dividends payable		91	91
Convertible debentures		92	93
Contract liabilities	10	54	44
Derivative financial instruments		49	79
Taxes payable		8	3
		1,088	1,150
Non-current liabilities
Loans and borrowings	7	7,512	7,300
Decommissioning provision	8	545	546
Contract liabilities	10	122	113
Employee benefits, share-based payments and other		40	66
Taxes payable		21	22
Deferred tax liabilities		2,470	2,376
Other liabilities		150	152
		10,860	10,575
Total Liabilities		11,948	11,725
Equity
Common share capital	9	13,460	13,447
Preferred share capital		2,422	2,424
Deficit		(2,055)	(2,083)
Accumulated other comprehensive income		103	(7)
		13,930	13,781
Non-controlling interest		60	60
Total Equity		13,990	13,841
Total Liabilities and Equity		25,938	25,566

See accompanying notes to the condensed consolidated Interim Financial Statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

3 Months Ended March 31 ($ millions, except per share amounts)	Note	2018	2017
Revenue	10	1,837	1,480
Cost of sales		1,357	1,117
Gain on commodity-related derivative financial instruments		(12)	(13)
Share of profit of investments in equity accounted investees	6	76
Gross profit		568	376
General and administrative		61	60
Other expense (income)		3	(3)
Results from operating activities		504	319
Net finance costs	11	59	30

Earnings before income tax		445	289
Current tax expense		22	12
Deferred tax expense		93	67
Income tax expense		115	79

Earnings attributable to shareholders		330	210
Other comprehensive income (loss)
Exchange differences on translation of foreign operations		110	(1)
Total comprehensive income attributable to shareholders		440	209
Earnings attributable to common shareholders, net of preferred share dividends		300	190

Earnings per common share – basic and diluted (dollars)		0.59	0.48

Weighted average number of common shares (millions)
Basic		503	398
Diluted		508	400

See accompanying notes to the condensed consolidated Interim Financial Statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common share capital	Preferred share capital	Deficit	Accumulated other comprehensive income	Total	Non- controlling interest	Total Equity
December 31, 2017		13,447	2,424	(2,075)	(7)	13,789	60	13,849
Total comprehensive income
Earnings				330		330		330
Other comprehensive income
Exchange differences on translation of foreign operations					110	110		110
Total comprehensive income				330	110	440		440
Transactions with shareholders of the Company
Preferred shares issue costs			(2)			(2)		(2)
Debenture conversions	9	3				3		3
Share-based payment transactions	9	10				10		10
Dividends declared – common	9			(272)		(272)		(272)
Dividends declared – preferred	9			(30)		(30)		(30)
IFRS 15 adjustment	2			(8)		(8)		(8)

Total transactions with shareholders of the Company		13	(2)	(310)		(299)		(299)
March 31, 2018		13,460	2,422	(2,055)	103	13,930	60	13,990

December 31, 2016		8,808	1,509	(2,010)	(11)	8,296		8,296
Total comprehensive income
Earnings				210		210		210
Other comprehensive income
Exchange differences on translation of foreign operations					(1)	(1)		(1)
Total comprehensive income				210	(1)	209		209
Transactions with shareholders of the Company
Dividend reinvestment plan		112				112		112
Share-based payment transactions		15				15		15
Dividends declared – common				(191)		(191)		(191)
Dividends declared – preferred				(19)		(19)		(19)
Total transactions with shareholders of the Company		127		(210)		(83)		(83)
March 31, 2017		8,935	1,509	(2,010)	(12)	8,422		8,422

See accompanying notes to the condensed consolidated Interim Financial Statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

3 Months Ending March 31 ($ millions)	Note	2018	2017
Cash provided by (used in)
Operating activities
Earnings		330	210
Adjustments for
Share of profit of investments in equity accounted investees		(76)
Distributions from equity accounted investees		126	3
Depreciation and amortization		97	84
Unrealized gain on commodity-related derivative financial instruments		(30)	(53)
Net finance costs	11	59	30
Net interest paid		(65)	(23)
Income tax expense		115	79
Taxes paid		(20)	(13)
Share-based compensation expense		11	17
Share-based compensation payment		(32)	(22)
Payments received and deferred		35	11
Recognition of deferred revenue		(16)	(4)
Other		4	(2)
Change in non-cash operating working capital		(40)	9
Cash flow from operating activities		498	326
Financing activities
Bank borrowings and issuance of debt			87
Repayment of loans and borrowings		(482)	(351)
Issuance of preferred shares		(2)
Issuance of medium term notes	7	700	600
Issue costs and financing fees		(7)	(5)
Exercise of stock options		7	11
Dividends paid (net of shares issued under the dividend reinvestment plan)		(302)	(98)
Cash flow from financing activities		(86)	244
Investing activities
Capital expenditures		(324)	(709)
Contributions to investments in equity accounted investees		(58)
Interest paid during construction		(8)	(23)
Advances to related parties		(20)
Changes in non-cash investing working capital and other		36	163
Cash flow used in investing activities		(374)	(569)
Change in cash and cash equivalents		38	1
Cash and cash equivalents, beginning of period		321	35
Cash and cash equivalents, end of period		359	36

See accompanying notes to the condensed consolidated Interim Financial Statements

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Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1. REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three months ended March 31, 2018. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2017 Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on May 3, 2018.

Pembina owns or has interests in conventional crude oil, condensate, natural gas and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2. CHANGES IN ACCOUNTING POLICIES

Except for the changes as described below, accounting policies as disclosed in Note 4 of the Consolidated Financial Statements have been applied to all periods consistently.

The Company has retrospectively adopted IFRS 15 Revenue from Contracts with Customers effective January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

a.	Transition

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized, and has replaced IAS 18 Revenue and related interpretations. The Company adopted IFRS 15 at the date of initial application of January 1, 2018, and has applied IFRS 15 retrospectively, restating the reported comparative period. In determining the restated values, the Company used the practical expedient to not restate contracts that began and ended in the same annual reporting period. No significant impact to the Interim Financial Statements was identified as a result of the practical expedient applied on transition.

b.	Financial Statement Impacts

An opening Statement of Financial Position at January 1, 2017 has not been presented as the impact of the adoption of IFRS 15 on the opening Statement of Financial Position is immaterial.

The following table presents the impact of adopting IFRS 15 on the Company's Consolidated Statement of Financial Position, Condensed Consolidated Interim Statement of Earnings and Comprehensive Income and the Condensed Consolidated Interim Statement of Cash Flows for the three-month period ended March 31, 2017 for each of the line items affected.

i.	Consolidated Statement of Financial Position

December 31, 2017 ($ millions)	Previously Reported	Adjustments	Restated
Trade payables and accrued liabilities	713	(36)	677
Contract liabilities		44	44
Deficit	(2,075)	(8)	(2,083)

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Pembina Pipeline Corporation

ii.	Condensed Consolidated Interim Statement of Earnings and Other Comprehensive Income

3 Months Ended March 31, 2017 ($ millions)	Previously Reported	Adjustments	Restated
Revenue	1,485	(5)	1,480
Earnings before Income tax	294	(5)	289
Earnings attributable to shareholders	215	(5)	210

iii.	Condensed Consolidated Interim Statement of Cash Flows

3 Months Ended March 31, 2017 ($ millions)	Previously Reported	Adjustments	Restated
Cash provided by (used in)
Operating activities
Earnings	215	(5)	210
Payments received & deferred	6	5	11
Cash flow from operating activities	326		326

c.	Accounting Policies

The details of significant accounting policies under IFRS 15 and the nature of the changes to previous accounting policies under IAS 18 are outlined below.

Take-or-Pay

The Company provides transportation, gas processing, fractionation, terminalling, and storage services under take-or-pay contracts. In a take-or-pay contract, the Company is entitled to a minimum fee for the firm service promised to a customer over the contract period, regardless of actual volumes transported, processed, or stored. This minimum fee can be represented as a set fee for an annual minimum volume, or an annual minimum revenue requirement. In addition, these contracts may include variable consideration for operating costs that are flow through to the customer.

The Company satisfies its performance obligations and recognizes revenue for services under take-or-pay commitments when volumes are transported, processed, or stored. Make-up rights may arise when a customer does not fulfill their minimum volume commitment in a certain period, but is allowed to use the delivery of future volumes to meet this commitment. These make-up rights are subject to expiry and have varying conditions associated with them. Under IFRS 15, when contract terms allow a customer to exercise their make-up rights using firm volume commitments, revenue is not recognized until these make-up rights are used, expire, or management determines that it is remote that they will be utilized. For contracts where no make-up rights exist, revenue is recognized to take-or-pay levels once Pembina has an enforceable right to payment for the take-or-pay volumes. Make-up rights generally expire within a contract year, and the majority of the related contract years follow the calendar year.

Under the previously utilized IAS 18, revenue was recognized based on capacity provided under contracted firm service rather than volumes transported, processed, or stored. This resulted in revenue being recognized to take-or-pay levels once firm service had been provided for all contracts. As a result of IFRS 15 adoption, when customers are transporting, processing, or storing volumes below their take-or-pay commitments early in a contract year, and the customer has the right to exercise their make-up rights against future firm volume commitments, there will be a change to the timing of revenue recognition. In these instances, there will be a deferral of revenue in early quarters of the year, with subsequent recognition occurring in later quarters, once the customer has used its make-up rights or it is determined to be remote that a customer will use them. The change is not currently expected to have a significant impact on annual revenue recognition as the majority of related contracts have make-up rights that expire within a given calendar year and has no impact on cash flows. Where the Company has a right to invoice to take-or-pay levels throughout the contract year, revenue is deferred and a contract liability is recorded for volumes invoiced.

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Pembina Pipeline Corporation

For certain declining rate base cost of service agreements, revenue is recognized using the practical expedient to recognize revenue in an amount equal to the Company's right to invoice as the consideration the Company is entitled to invoice in each period is representative of the value provided to the customer. There is no change to how revenue is recognized for these cost of service contracts under IFRS 15 compared to IAS 18.

When up-front payments or non-cash consideration is received in exchange for future services to be performed, revenue is deferred as a contract liability and recognized over the period the performance obligation is expected to be satisfied. Non-cash consideration is measured at the fair value of the non-cash consideration received. There is no change to how revenue is recognized for these contracts under IFRS 15 compared to IAS 18.

Fee-for-Service

Fee-for-service revenue includes firm contracted revenue that is not subject to take-or-pay commitments and interruptible revenue. The Company satisfies its performance obligations for transportation, gas processing, fractionation, terminalling, and storage as volumes of product are transported, processed, or stored. Revenue is based on a contracted fee and consideration is variable with respect to volumes. Payment is due in the month following the Company's provision of service.

There is no change to how revenue is recognized for fee-for-service revenue under IFRS 15 compared to IAS 18.

Product Sales

The Company satisfies its performance obligation on product sales at the time legal title to the product is transferred to the customer. Certain commodity buy/sell arrangements where control of the product has not transferred to the Company are recognized on a net basis in revenue.

For product sales, revenue is recognized using the practical expedient to recognize revenue in an amount equal to the Company's right to invoice as the consideration the Company is entitled to invoice in each period is representative of the value provided to the customer. There is no change to how revenue is recognized for these product sale under IFRS 15 compared to IAS 18.

d.	Use of estimates and judgements

Judgments

The pattern of revenue recognition is impacted by management's judgments as to the nature of the Company's performance obligations, the amount of consideration allocated to performance obligations that are not sold on a stand-alone basis, the valuation of material rights and the timing of when those performance obligations have been satisfied.

Estimates

In estimating the contract value, management makes assessments as to whether variable consideration is constrained or not reasonably estimable, such that an amount or portion of an amount cannot be included in the estimate of the contract value. In addition, management estimates of the likelihood of a customer's ability to use outstanding make-up rights may impact the timing of revenue recognition.

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Pembina Pipeline Corporation

3. DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2017 Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

4. ACQUISITION

On October 2, 2017, Pembina acquired all the issued and outstanding shares of Veresen Inc. ("Veresen") by way of a plan of arrangement (the "Arrangement") for total consideration of $6.4 billion. The purchase price equation, subject to finalization, is based on assessed fair values and is as follows:

($ millions)	October 2, 2017
Purchase Price Consideration
Common shares	4,356
Cash	1,522
Preferred shares	522
6,400

Current assets	303
Investments in equity accounted investees	6,115
Property, plant and equipment	612
Intangibles and other long-term assets	175
Goodwill	1,774
Current liabilities	(192)
Long-term debt	(993)
Deferred tax liabilities	(1,203)
Decommissioning provision	(10)
Other long-term liabilities	(121)
Non-controlling interest	(60)
6,400

For more information, please see Note 6 of the Consolidated Financial Statements for the year ended December 31, 2017. The accounting for the acquisition will be further revised as the Company finalizes interpretations of contracts, long term liabilities and commitments outstanding on the date of acquisition. There were no changes to the purchase price equation during the three months ended March 31, 2018.

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Pembina Pipeline Corporation

5. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Other	Assets Under Construction	Total
Cost
Balance at December 31, 2017	329	6,650	6,715	1,223	659	15,576
Additions and transfers	8	87	41	80	115	331
Change in decommissioning provision		(4)	1			(3)
Disposals and other		3	(25)	(3)	1	(24)
Balance at March 31, 2018	337	6,736	6,732	1,300	775	15,880

Depreciation
Balance at December 31, 2017	9	1,096	721	204		2,030
Depreciation	1	35	38	12		86
Disposals and other			(17)	(6)		(23)
Balance at March 31, 2018	10	1,131	742	210		2,093

Carrying amounts
Balance at December 31, 2017	320	5,554	5,994	1,019	659	13,546
Balance at March 31, 2018	327	5,605	5,990	1,090	775	13,787

Commitments

At March 31, 2018, the Company had contractual construction commitments for property, plant and equipment of $1,304 million (December 31, 2017: $1,340 million), excluding significant projects awaiting regulatory approval.

6. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

			Share of Profit (loss) from Investments in Equity Accounted Investees		Investments in Equity Accounted Investees
	Ownership Interest		3 months ended March 31
($ millions)	March 31, 2018	December 31, 2017	2018	2017	March 31, 2018	December 31, 2017
Alliance	50%	50%	46		2,799	2,776
Aux Sable	42.7% - 50%	42.7% - 50%	6		450	449
Ruby Pipeline(1)	50%	50%	28		1,562	1,516
Veresen Midstream	46.2%	46.3%	(6)		1,402	1,365
Other	50% - 75%	50% - 75%	2		123	123
			76		6,336	6,229

(1)	Ownership interest in Ruby based presented as a 50 percent proportionate share with benefit of preferred distribution structure. Share of profit of Investments in Equity Accounted Investees for Ruby is equal to preferred interest distribution.

Contributions made to Investments in Equity Accounted Investees for the quarter ended March 31, 2018 were $58 million (2017 - nil) and are included in Investing activities in the Condensed Consolidated Interim Statement of Cash Flows.

Commitments

The Company has a contractual commitment to advance $121 million (US$94 million) to Ruby Pipeline Holding Company L.L.C. by March 29, 2019.

7. LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

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Pembina Pipeline Corporation

Carrying value, terms and conditions, and debt maturity schedule

					Carrying value
($ millions)	Authorized at March 31, 2018	Nominal interest rate		Year of maturity	March 31, 2018	December 31, 2017
Senior unsecured credit facilities(1)	3,520	2.6	(2)	Various(1)	1,296	1,778
Senior unsecured notes – series C	200	5.58		2021	199	199
Senior unsecured notes – series D	267	5.91		2019	267	266
Alberta Ethane Gathering System LP senior notes	73	5.565		2020	76	77
Senior unsecured medium-term notes series 1	250	4.89		2021	250	249
Senior unsecured medium-term notes series 2	450	3.77		2022	449	449
Senior unsecured medium-term notes series 3	450	4.75		2043	446	446
Senior unsecured medium-term notes series 4	600	4.81		2044	596	596
Senior unsecured medium-term notes series 5	450	3.54		2025	448	448
Senior unsecured medium-term notes series 6	500	4.24		2027	498	498
Senior unsecured medium-term notes series 7	500	3.71		2026	498	497
Senior unsecured medium-term notes series 8	650	2.99		2024	645	645
Senior unsecured medium-term notes series 9	550	4.74		2047	541	541
Senior unsecured medium-term notes series 10	400	4.02		2028	398
Senior unsecured medium-term notes series 11	300	4.75		2048	298
Senior unsecured medium-term notes 1A	150	4.00		2018	152	152
Senior unsecured medium-term notes 3A	50	5.05		2022	52	52
Senior unsecured medium-term notes 4A	200	3.06		2019	206	207
Senior unsecured medium-term notes 5A	350	3.43		2021	354	354
Finance lease liabilities and other					5	9
Total interest bearing liabilities	9,910				7,674	7,463
Less current portion					(162)	(163)
Total non-current					7,512	7,300
(1)	Pembina's credit facilities include a $2.5 billion revolving facility that matures May 2023, $1.0 billion non-revolving term loan facility that matures March 2021 and a $20 million operating facility that matures May 2018 (which is typically renewed on an annual basis).
(2)	The nominal interest rate is the weighted average of all credit facilities based on the Company's credit rating at March 31, 2018. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, or LIBOR rates, plus applicable margins.

On March 9, 2018, Pembina extended its revolving unsecured credit facility (the "Revolver") to May 31, 2023. Concurrently, Pembina entered into a $1 billion non-revolving term loan facility (the "Term Loan") for an initial three year term that is pre-payable at the Company's option. The other terms and conditions of the Term Loan, including financial covenants, are substantially similar to Pembina's Revolver.

On March 26, 2018, Pembina closed an offering of $400 million of senior unsecured Series 10 medium-term notes (the "Series 10 Notes"). The Series 10 Notes have a fixed coupon of 4.02 percent per annum, paid semi-annually, and mature on March 27, 2028. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 11 medium-term notes (the "Series 11 Notes"). The Series 11 Notes have a fixed coupon of 4.75 percent per annum, paid semi-annually, and mature on March 26, 2048.

On March 29, 2018, Ruby Pipeline, L.L.C., in which Pembina owns a 50 percent preferred interest, amended the maturity date of its US$203 million 364-Day Term Loan, originally maturing March 30, 2018, by one year to March 29, 2019. The Term Loan will continue to amortize at US$15.6 million per quarter (US$7.8 million net), beginning March 30, 2018, until a final bullet payment of US$141 million (US$71 million net) is payable on the amended maturity date.

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Pembina Pipeline Corporation

Subsequent to quarter end on April 20, 2018 Veresen Midstream L.P. ("Veresen Midstream") in which Pembina owns 46.2 percent interest, successfully amended and extended its Senior Secured Credit Facilities that were originally scheduled to mature on March 31, 2020. Under the term of the amendment and extension reached with a syndicate of lenders, Veresen Midstream increased its borrowing capacity to $200 million under the Revolving Credit Facility and to $2,550 million of availability under the Term Loan A and used the proceeds to repay an existing US$705 million Term Loan B on April 30, 2018. Other terms and conditions in the facilities were modified to reflect the operating nature of the business including modifying the covenant package and increasing the permitted distributions out of Veresen Midstream. The maturity date of the two debt facilities was extended to April 20, 2022.

All facilities are governed by specific debt covenants which Pembina was in compliance with at March 31, 2018 (December 31, 2017: in compliance).

8. DECOMMISSIONING PROVISION

($ millions)
Balance as at December 31, 2017	551
Unwinding of discount rate	3
Additions	10
Change in estimates and other	(15)
Total	549
Less current portion (included in accrued liabilities)	(4)
Balance as at March 31, 2018	545

The Company applied a 1.8 percent inflation rate per annum (December 31, 2017: 1.8 percent) and a risk-free rate of 2.3 percent (December 31, 2017: 2.3 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision are added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense. For the first quarter ended March 31, 2018, $2 million was credited to depreciation expense (March 31, 2017 - nil).

9. SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2017	503	13,447
Debenture conversions		3
Share-based payment transactions		10
Balance at March 31, 2018	503	13,460

Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2017	100	2,424
Preferred shares issued, net of issues costs		(2)
Balance at March 31, 2018	100	2,422

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Pembina Pipeline Corporation

Three Months Ended March 31 ($ millions)	2018	2017
Common shares
Common shares $0.54 per qualifying share (2017: $0.4800)	272	191
Preferred shares
$0.265625 per qualifying Series 1 preferred share (2017: $0.265625)	3	3
$0.293750 per qualifying Series 3 preferred share (2017: $0.293750)	2	2
$0.312500 per qualifying Series 5 preferred share (2017: $0.312500)	3	3
$0.281250 per qualifying Series 7 preferred share (2017: $0.281250)	3	3
$0.296875 per qualifying Series 9 preferred share (2017: $0.296875)	2	2
$0.359375 per qualifying Series 11 preferred share (2017: $0.359375)	2	2
$0.359375 per qualifying Series 13 preferred share (2017: $0.359375)	4	4
$0.279000 per qualifying Series 15 preferred share (2017: nil)	2
$0.312500 per qualifying Series 17 preferred share (2017: nil)	2
$0.312500 per qualifying Series 19 preferred share (2017: nil)	3
$0.281900 per qualifying Series 21 preferred share (2017: nil)	4
	30	19

On May 3, 2018, Pembina's Board of Directors approved a 5.6 percent increase in its monthly common share dividend rate (from $0.18 per common share to $0.19 per common share), commencing with the dividend paid on June 15, 2018.

On April 3, 2018, Pembina announced that its Board of Directors had declared a dividend of $0.18 per qualifying common share ($2.16 annually) in the total amount of $91 million, payable on May 15, 2018 to shareholders of record on April 25, 2018. Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 11, 13 and 21 in the total amount of $24 million payable on June 1, 2018 to shareholders of record on May 1, 2018 and Series 15, 17, and 19 in the total amount of $7 million payable on June 30, 2018 to shareholders of record on June 15, 2018.

Quarterly per share Preferred share dividends declared:

Series	Dividend Amount
Series 1	$0.265625
Series 3	$0.293750
Series 5	$0.312500
Series 7	$0.281250
Series 9	$0.296875
Series 11	$0.359375
Series 13	$0.359375
Series 15	$0.279000
Series 17	$0.312500
Series 19	$0.312500
Series 21	$0.306250

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Pembina Pipeline Corporation

10. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors. See note 2 for a description of and accounting policy for each revenue category.

a. Revenue Disaggregation

3 Months Ended March 31, 2018 ($ millions)	Pipelines Division	Facilities Division	Marketing & New Ventures Division	Total
Take-or-Pay(1)	205	163		368
Fee-for-Service(1)	90	22		112
Product Sales(2)		79	1,254	1,333
Revenue from contracts with customers	295	264	1,254	1,813
Lease and other revenue	24			24
Total external revenue	319	264	1,254	1,837
(1)	Revenue recognized over time.
(2)	Revenue recognized at a point in time.

3 Months Ended March 31, 2017 ($ millions)	Pipelines Division	Facilities Division	Marketing & New Ventures Division	Total
Take-or-Pay(1)	114	128		242
Fee-for-Service(1)	92	20	1	113
Product Sales(2)		38	1,066	1,104
Revenue from contracts with customers	206	186	1,067	1,459
Lease and other revenue	21			21
Total external revenue	227	186	1,067	1,480
(1)	Revenue recognized over time.
(2)	Revenue recognized at a point in time.

b. Contract Balances

Significant changes in the contract liabilities balances during the year are as follows:

($ millions)	3 months ended March 31, 2018	12 months ended December 31, 2017
Opening balance	157	81
Additions	35	99
Revenue recognized from contract liabilities(1)	(16)	(23)
Closing balance	176	157
Less current portion(2)	(54)	(44)
Ending balance	122	113
(1)	Recognition of revenue related to performance obligations satisfied in the current period.
(2)	As at March 31, 2018, the balance includes $37 million of cash collected under take-or-pay contracts which will be recognized in revenue during the remainder of 2018 as the customer chooses to ship, process, or otherwise forego the associated service (December 31, 2017 - $8 million).

Contract liabilities depict the Company's obligation to perform services in the future for which payment has been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer use its make-up rights.

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Pembina Pipeline Corporation

The Company does not have any contract assets. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, the Company's right to consideration is unconditional and has therefore been presented as a receivable.

c. Revenue Allocated to Remaining Performance Obligations

Pembina expects to recognize revenue in future periods that includes current unsatisfied or partially unsatisfied remaining performance obligations totaling $13,018 million. Over the next five years, this remaining performance obligation will be recognized annually ranging from $1,323 million declining to $1,175 million. Subsequently, up to 2042, Pembina will recognize from $1,116 million to $14 million per year.

Variable consideration relating to flow through costs are not included in the amounts presented. These flow through costs do not impact net income or cash flow due to the long-term nature of the contracts which results in significant uncertainty in estimating these amounts.

Remaining performance obligations for contracts that have original expected durations of one year or less and for contracts where the practical expedient to recognize revenue in an amount equal to the Company's right to invoice has been applied are not included above.

11. NET FINANCE COSTS

3 Months Ended March 31 ($ millions)	2018	2017
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	67	24
Convertible debentures	2	3
Unwinding of discount rate	3	3
Loss (gain) in fair value of non-commodity-related derivative financial instruments	8	(2)
(Gain) loss on revaluation of conversion feature of convertible debentures	(15)	1
Foreign exchange (gains) losses and other	(6)	1
Net finance costs	59	30

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Pembina Pipeline Corporation

12. OPERATING SEGMENTS

Effective January 1, 2018, Pembina's operating segments are organized by three Divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended March 31, 2018 ($ millions)	Pipelines Division(1)	Facilities Division	Marketing & New Ventures Division(2)	Corporate & Inter-Division Eliminations	Total
Revenue from contracts with external customers	319	264	1,254		1,837
Inter-Division revenue	34	65		(99)
Total revenue(3)	353	329	1,254	(99)	1,837
Operating expenses	85	65			150
Cost of goods sold, including product purchases		81	1,134	(97)	1,118
Realized loss on commodity-related derivative financial instruments			18		18
Share of profit (loss) of investments in equity accounted investees	75	(5)	6		76
Depreciation and amortization included in operations	49	35	5		89
Unrealized gain on commodity-related derivative financial instruments			(30)		(30)
Gross profit	294	143	133	(2)	568
Depreciation included in general and administrative				8	8
Other general and administrative	5	5	10	33	53
Other expense				3	3
Reportable segment results from operating activities	289	138	123	(46)	504
Net finance costs (income)	2	5	(3)	55	59
Reportable segment earnings (loss) before tax	287	133	126	(101)	445
Capital expenditures	266	38	20		324
Contributions to equity accounted investees		58			58
(1)	Pipelines Division transportation revenue includes $6 million associated with U.S. pipeline sales.
(2)	Marketing and New Ventures Division includes revenue of $56 million associated with U.S. midstream sales.
(3)	In 2018, one customer accounted for 10 percent or more of total revenue.

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Pembina Pipeline Corporation

3 Months Ended March 31, 2017(4) ($ millions)	Pipelines Division(1)	Facilities Division	Marketing & New Ventures Division(2)	Corporate & Inter-Division Eliminations	Total
Revenue from contracts with external customers	227	186	1,067		1,480
Inter-Division revenue	17	45		(62)
Total revenue(3)	244	231	1,067	(62)	1,480
Operating expenses	78	53		(24)	107
Cost of goods sold, including product purchases		43	928	(40)	931
Realized loss on commodity-related derivative financial instruments	1		39		40
Depreciation and amortization included in operations	39	33	7		79
Unrealized gain on commodity-related derivative financial instruments			(53)		(53)
Gross profit	126	102	146	2	376
Depreciation included in general and administrative				5	5
Other general and administrative	4	7	4	40	55
Other (income) expense	(3)	1		(1)	(3)
Reportable segment results from operating activities	125	94	142	(42)	319
Net finance costs (income)	2	(2)		30	30
Reportable segment earnings (loss) before tax	123	96	142	(72)	289
Capital expenditures	527	177		5	709
(1)	Pipelines Division transportation revenue includes $5 million associated with U.S. pipeline sales.
(2)	Marketing and New Ventures Division includes revenue of $67 million associated with U.S. midstream sales.
(3)	In 2017, no customer accounted for 10 percent or more of total revenue.
(4)	Restated with comparative segments.

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Pembina Pipeline Corporation

13. FINANCIAL INSTRUMENTS

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statements of Financial Position, are as follows:

	March 31, 2018			December 31, 2017
		Fair Value(3)			Fair Value(3)
($ millions)	Carrying Value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets carried at fair value
Derivative financial instruments	12		12	4		4

Financial assets carried at amortized cost
Cash and cash equivalents	359	359		321	321
Trade receivables and other	527	527		529	529
Advances to related parties	66	66		42	42
Other assets	11		11	13		13
	963	952	11	905	892	13

Financial liabilities carried at fair value
Derivative financial instruments(1)	49		49	79		79

Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	632	632		677	677
Taxes Payable(1)	29	29		25	25
Dividends payable	91	91		91	91
Loans and borrowings(1)	7,674		7,859	7,463		7,686
Convertible debentures(2)	92	125		93	145
	8,518	877	7,859	8,349	938	7,686
(1)	Carrying value of current and non-current balances.
(2)	Carrying value excludes conversion feature of convertible debentures.
(3)	The basis for determining fair value is disclosed in Note 3.

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Pembina Pipeline Corporation

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 4000, 585 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: (403) 231-7500

AUDITORS

KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G,

PPL.PR.I, PPL.PR.K, PPL.PR.M, PPL.PR.O, PPL.PR.Q,

PPL.PR.S, PPL.PF.A

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone: (403) 231-3156

Fax: (403) 237-0254

Toll Free: 1-855-880-7404

Email: investor-relations@pembina.com

Website: www.pembina.com

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